               POLICY INFORMATION (CONTINUED) - POLICY 12 345 678


                             SUPPLEMENTARY BENEFITS




                              BENEFIT     SUPPLEMENTARY INSURANCE OPTION

                         LIFE INSURED     JOHN M. DOE

                               AGE AT
                       EFFECTIVE DATE     35

                       EFFECTIVE DATE     JANUARY 1, 2000

                          BENEFICIARY     AS DESIGNATED IN THE APPLICATION OR
                 SUBSEQUENTLY CHANGED

                       BENEFIT AMOUNT     $ 100,000.00

                      MINIMUM BENEFIT     $ 100,000.00 OR 10% OF THE POLICY
                                          FACE AMOUNT, WHICHEVER IS GREATER

                                  SEX     MALE

                                 RISK
                       CLASSIFICATION     NON-SMOKER, STANDARD CLASS

                           ADDITIONAL
                               RATING     NOT APPLICABLE


                                    PAGE 3.5

                              SUPPLEMENTARY BENEFIT

                         SUPPLEMENTARY INSURANCE OPTION

                               TERM LIFE INSURANCE

This benefit is part of your policy. Except where the benefit provides otherwise, it is subject to all the provisions of your policy. The life insured for this benefit is the same person who is the life insured under your policy, as shown in the Policy Information section.

EFFECTIVE DATE. The effective date for this benefit is shown in the Policy Information section.

BENEFIT. This benefit provides an additional insurance amount which is level term life insurance. On receiving due proof that the life insured died while the benefit was in force, we will pay the benefit amount to the same beneficiary and in the same manner as the proceeds payable under your policy.

BENEFIT AMOUNT. The Benefit Amount is shown in the Policy Information section.

CHANGING THE BENEFIT AMOUNT. The Benefit Amount can be increased or decreased only when a corresponding change occurs under your policy resulting from your Written Request to change the policy Face Amount. The change in the Benefit Amount will be subject to the following:

(a) the amount of the change will be in the same percentage as the change in the Face Amount under your policy;

(b) the change will be subject to the same policy conditions that apply to changing the Face Amount of your policy;

(c) the change will take effect on the same effective date as the Face Amount change under your policy; and

(d) a decrease in the Face Amount of your policy could cause this benefit to terminate as described in the Termination section below.

BENEFIT COST. The monthly cost of the benefit is one of the Monthly Deductions under your policy. The monthly cost is equal to (a) multiplied by (b), where:

(a)      is the monthly cost of insurance rate per $1,000 of benefit amount; and

(b)      is the benefit amount divided by $1,000.

Solely for purposes of determining the monthly cost for this benefit, if, at the beginning of any policy month, the Policy Value exceeds the Face Amount of your policy, we will consider the Benefit Amount to be reduced by such excess.

The rates for the Cost of Insurance are based on the life insured's Age, sex, Risk Classification, and the duration that the coverage has been in force. The rates for the Cost of Insurance under this benefit will always be less than or equal to the rates for the Cost of Insurance under the policy. We will determine Cost of Insurance rates from time to time, on a basis that does not discriminate unfairly within any class of lives insured.

The Cost of Insurance calculation will reflect any Additional Rating shown in the Policy Information section. The Cost of Insurance rates will never exceed those shown in the Table Of Guaranteed Maximum Cost Of Insurance Rates on page 4 of your policy, plus any Additional Rating.

VALIDITY. We cannot contest the validity of this benefit after it has been in force during the life insured's lifetime for two years from the effective date of this benefit.

For an increase in the Benefit Amount, the validity period will start on the effective date of the increase.

SUICIDE. If the life insured dies by suicide, while sane or insane, within two years after the effective date of this benefit, this benefit will terminate and we will pay only the amount of premiums paid for the benefit. (continued)

                         SUPPLEMENTARY INSURANCE OPTION

                               TERM LIFE INSURANCE

If the life insured dies by suicide, while sane or insane, within two years after the effective date of an increase in Benefit Amount, for that increase we will pay only the Monthly Deductions taken for the increase.

NO-LAPSE GUARANTEE. The No-Lapse Guarantee in your policy applies to this benefit only during the first two Policy Years.

DEFAULT. This benefit will not go into default during the first two Policy Years if the No-Lapse Guarantee requirements are met under your policy. Otherwise, this benefit will go into default if, at the beginning of any Policy Month, the Net Cash Surrender Value under your policy would go to zero or below after we take the Monthly Deduction that is due for that month. After the second Policy Year, this benefit could go into default even if your policy does not go into default.

GRACE PERIOD. We will allow 61 days from the date that this benefit goes into default, for you to pay the amount that is required to bring this benefit out of default or it will terminate. At least 30 days prior to the termination of coverage, we will send a notice to your last known address, specifying the amount you must pay to bring this benefit out of default. If we have notice of a policy assignment on file at our Service Office, we will also mail a copy of the notice of the amount due to the assignee of record.

The amount required to bring this benefit out of default is equal to (a) plus
(b) plus (c) where:

(a) is the amount necessary to bring the Net Cash Surrender Value under your policy to zero, if it is less than zero, at the date of default of this benefit; and

(b) is the monthly cost of this benefit due on the date of default of this benefit, plus the cost for the next two Policy Months; and

(c)      is the applicable Premium Load.

TERMINATION.  The benefit terminates on the earliest of:

(a)      termination of your policy, or

(b) the end of the grace period for which you have not paid the amount necessary to bring this benefit out of default;

(c) the date there is a decrease in the Face Amount of your policy which would cause the amount of this benefit to fall below the Minimum Benefit shown in the Policy Information section;

(d) the Policy Anniversary nearest the date the life insured reaches Attained Age 100; or

(e) the Policy Anniversary following the date we receive your Written Request for termination of this benefit.

This benefit cannot be reinstated after it terminates.


                             THE MANUFACTURERS LIFE INSURANCE COMPANY OF AMERICA

                             /s/  Donald A. Guloien
                                ------------------------------------------------
                                                  President

                                     Page 2